Exhibit 99.1

LeddarTech Enters into Further Amendments to Credit
Facility and Bridge Financing Offer and Announces the
Return to Work of Certain Employees Following Furlough

QUEBEC CITY, Canada, June 9, 2025 — LeddarTech® Holdings Inc. (“LeddarTech” or the “Company”) (Nasdaq: LDTC), an automotive software company that provides patented disruptive AI-powered low-level sensor fusion and perception software technology, LeddarVision™, today announced that it has entered into:

●	an eighteenth amending agreement (the “Eighteenth Amending Agreement”) with Fédération des caisses Desjardins du Québec (“Desjardins”) with respect to the amended and restated financing offer dated as of April 5, 2023 (the “Desjardins Credit Facility”), pursuant to which Desjardins has agreed to, among other things, temporarily postpone certain payments of interest and fees until January 31, 2026, subject to acceptable cash flow projected payments; and

●	a sixth amending agreement (the “Sixth Amending Agreement”) with the initial bridge lenders, certain members of management and the board of directors and FS Investment Management (collectively, the “Bridge Lenders”) with respect to the bridge financing offer dated as of August 16, 2024 (the “Bridge Financing Offer”) pursuant to which the Bridge Lenders have agreed to, among other things, extend the maturity of the bridge loan to January 31, 2026.

The Sixth Amending Agreement to the Bridge Financing Offer also provides for a new bridge to equity term loan by FS Investment Management in the amount of up to US$2,000,000 for the purposes of providing LeddarTech with the cash necessary to complete one or more equity investments or commercial transactions involving LeddarTech and its technology.

There is no certainty that LeddarTech will be able to raise additional funds or complete any commercial transaction and there can be no assurance that LeddarTech will be successful in pursuing and implementing any such alternatives, nor any assurance as to the outcome or timing of any such alternatives.

The foregoing descriptions of the Eighteenth Amending Agreement and the Sixth Amending Agreement do not purport to be complete and are qualified in their entirety by reference to such amendments, copies of which will be filed under LeddarTech’s SEDAR+ and EDGAR profiles at www.sedarplus.ca and www.sec.gov, respectively.

The term loan by FS Investment Management described above constitutes a “related-party transaction” within the meaning of Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions (“Regulation 61-101”) as FS Investment Management is a related party of the Company under Regulation 61-101. The Company is relying on exemptions from the formal valuation requirements of Regulation 61-101 pursuant to section 5.5(a) and the minority shareholder approval requirements of Regulation 61-101 pursuant to section 5.7(1)(a) in respect of such related party’s participation as the fair market value of the transaction, insofar as it involves interested parties, does not exceed 25% of the Company’s market capitalization.

Return to Work of Certain Employees Following the Previously Announced Furlough

LeddarTech also announced a return to work, beginning on June 4th, of certain employees that had been affected by the previously announced workforce reduction. The employees that have resumed their functions are supporting various ongoing commercial activities. LeddarTech plans to progressively call back more of its employees that were furloughed in order to support such commercial activities. There can be no assurance as to the timing of such decision nor that such additional employees will be called back in the near term or at all.

About LeddarTech

A global software company founded in 2007 and headquartered in Quebec City with additional R&D centers in Montreal and Tel Aviv, Israel, LeddarTech develops and provides comprehensive AI-based low-level sensor fusion and perception software solutions that enable the deployment of ADAS, autonomous driving (AD) and parking applications. LeddarTech’s automotive-grade software applies advanced AI and computer vision algorithms to generate accurate 3D models of the environment to achieve better decision making and safer navigation. This high-performance, scalable, cost-effective technology is available to OEMs and Tier 1-2 suppliers to efficiently implement automotive and off-road vehicle ADAS solutions.

LeddarTech is responsible for several remote-sensing innovations, with over 190 patent applications (112 granted) that enhance ADAS, AD and parking capabilities. Better awareness around the vehicle is critical in making global mobility safer, more efficient, sustainable and affordable: this is what drives LeddarTech to seek to become the most widely adopted sensor fusion and perception software solution.

Additional information about LeddarTech is accessible at www.leddartech.com and on LinkedIn, Twitter (X), Facebook and YouTube.

Forward-Looking Statements

Certain statements contained in this Press Release may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (which forward-looking statements also include forward-looking statements and forward-looking information within the meaning of applicable Canadian securities laws), including, but not limited to, statements relating to LeddarTech’s anticipated strategy, future operations, prospects, objectives and financial projections and other financial metrics, its plans to call back employees who have been laid off as well as expectations regarding the anticipated performance, adoption and commercialization of its products. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) our ability to continue to maintain compliance with Nasdaq continued listing standards following our transfer to the Nasdaq Capital Market, (ii) our ability to timely access sufficient capital and financing on favorable terms or at all; (iii) our ability to maintain compliance with our debt covenants, including our ability to enter into any forbearance agreements, waivers or amendments with, or obtain other relief from, our lenders as needed; (iv) discussions regarding potential alternatives relating to refinancing, recapitalization or any commercial or other suitable transaction; (v) our ability to execute on our business model, achieve design wins and generate meaningful revenue; (vi) our ability to successfully commercialize our product offering at scale, whether through the collaboration agreement with Texas Instruments, a collaboration with a Tier 2 supplier or otherwise; (vii) changes in our strategy, future operations, financial position, estimated revenues and losses, projected costs and plans; (viii) changes in general economic and/or industry-specific conditions; (ix) our ability to retain, attract and hire key personnel; (x) potential adverse changes to relationships with our customers, employees, suppliers or other parties; (xi) legislative, regulatory and economic developments; (xii) the outcome of any known and unknown litigation and regulatory proceedings; (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak of war or hostilities and any epidemic, pandemic or disease outbreak, as well as management’s response to any of the aforementioned factors; and (xiv) other risk factors as detailed from time to time in LeddarTech’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including the risk factors contained in LeddarTech’s Form 20-F filed with the SEC. The foregoing list of important factors is not exhaustive. Except as required by applicable law, LeddarTech does not undertake any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Chris Stewart, Chief Financial Officer, LeddarTech Holdings Inc.

Tel.: +1-514-427-0858, chris.stewart@leddartech.com

●	Investor relations website: investors.leddartech.com

●	Investor relations contact: Mike Bishop, mike@bishopir.com

Leddar, LeddarTech, LeddarVision, LeddarSP, VAYADrive, VayaVision and related logos are trademarks or registered trademarks of LeddarTech Holdings Inc. and its subsidiaries. All other brands, product names and marks are or may be trademarks or registered trademarks used to identify products or services of their respective owners.

LeddarTech Holdings Inc. is a public company listed on the Nasdaq under the ticker symbol “LDTC.”

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